

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

<u>Via Facsimile</u>
Randy S. Selman
Chief Executive Officer
Onstream Media Corporation
1291 SW 29th Avenue
Pompano Beach, FL 33069

> **Re: Onstream Media Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 20, 2011**
> **File No. 000-22849**

Dear Mr. Selman:

We have reviewed your filing and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel